Buenos Aires, April 27, 2018

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event, Hecho Relevante. Acquisition of own Shares in the terms of art. 64 of the Capital Market Law and the National Securities Commission regulations.

Dear Sirs,

We are addressing to you, in accordance with article 11 of Chapter I, Title II and article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) Regulations (AR 2013), to inform that the Board of Directors of Pampa Energía S.A. (the “Company” or “Pampa”) approved the repurchase of shares of Pampa in accordance with Article 64 of Law 26.831 and the CNV Regulations.

To make this decision, the Board of Directors took into consideration the difference between the value of the Company’s assets and the quoted price of Pampa in the stock exchanges, which the latter does not reflect the value or the economic reality that they nowadays hold nor their potential in the future, resulting in detriment of the Company’s shareholders interest. Also, the Board of Directors took into account the Company’s strong cash position and funds availability.

Below it is described the terms and conditions approved by the Board of Directors for the repurchase of Pampa shares:

1. Purpose: Contribute to the reduction of the gap between the Company’s fair value based on its assets value and the quoted price from stock exchange, seeking to contribute the market’s strengthening by efficiently applying the Company’s strong cash position.

2. Maximum Amount to Repurchase: Up to US$200,000,000 (Two Hundred Million United States Dollars)

3. Maximum amount of Pampa shares or maximum percentage of Pampa’s capital stock subject to the repurchase: Repurchased shares at equity shall never surpass the limit of 10% of Pampa’s capital stock (the Company currently holds 5,383,257 of repurchased shares, equivalent to 0,29% of the capital stock).

4. Daily Limit of Market Operations: According to regulations, the daily quantity of shares to be repurchased shall be up to 25% of the share’s average daily trading volume for the 90 prior trading days, calculated from the stock markets that the Company is listed.

5. Price to be Paid per Share: Up to AR$50 per share in the Bolsas y Mercados S.A. stock exchange and up to US$60 per ADR in the New York Stock Exchange.

6. Source of Funding: Realized and liquid earnings and/or the Company’s Voluntary Reserve, as per the Financial Statements as of December 31, 2017. It is noted that the Company has the liquidity necessary to perform the aforementioned acquisitions without affecting the Company’s solvency.

7. Period in which the acquisitions will be carried out: The Company will be repurchasing ordinary shares for a 120-day period as from the business day following the repurchase date is disclosed in the media to the market and subject to any period renewal or extension decided by the Board of Directors, which will be duly informed.

8. Internal Communication: Being the shares repurchase by the Company in place, Directors, syndicates and senior managers will be informed that they are forbidden to sell their own shares —whether directly or indirectly held— while the period is in force.

Sincerely yours,

________________________________

María Agustina Montes

Head of Market Relations